UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2017 (October 17, 2017)

Assurant, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-31978

DE	39-1126612
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

28 Liberty Street, 41st Floor

New York, New York 10005

(Address of principal executive offices, including zip code)

(212) 859-7000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 17, 2017, Assurant, Inc. (“Assurant” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with TWG Holdings Limited, a Bermuda limited company (“Parent”), TWG Re, Ltd., a corporation incorporated in the Cayman Islands (“TWG Re”), and Arbor Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”).

Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Assurant and Parent will combine their businesses through a transaction in which Merger Sub will merge with and into Assurant, with Assurant continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). In addition, prior to the Merger, each of Parent and TWG Re will undertake an internal reorganization such that at the time of the Merger, the outstanding capital stock of Parent will consist exclusively of ordinary shares and TWG Re will become a wholly owned subsidiary of Parent. As a result of the Merger and the reorganization: (i) each issued and outstanding share of Assurant common stock will be cancelled and converted automatically into the right to receive one Parent ordinary share (the “Merger Consideration”) and (ii) the equityholders of Parent will receive approximately $372 million in cash (the “Cash Consideration”) and retain approximately 16 million Parent ordinary shares in the aggregate, in each case subject to adjustment as described below. Following the consummation of the Merger, current stockholders of Assurant will own approximately 77% of Parent and current shareholders of Parent will own approximately 23%.

Under applicable accounting principles Assurant will be regarded as the acquiring entity. At the effective time of the Merger, Parent will change its name to Assurant Ltd. and will trade under the ticker symbol “AIZ”. The Parent ordinary shares to be issued to the stockholders of Assurant will be registered with the Securities and Exchange Commission (the “SEC”) and listed on The New York Stock Exchange. The receipt of Parent ordinary shares for shares of Assurant by U.S. holders of Assurant common stock pursuant to the Merger is a taxable transaction for U.S. federal income tax purposes.

Each performance stock unit award and restricted stock unit award of the Company will be assumed and converted automatically into a restricted stock unit award or performance stock unit award, as applicable, with respect to a number of Parent ordinary shares equal to the number of Company common stock subject to the award.

If the Company Closing Stock Price (as defined in the Merger Agreement) is greater or less than $95.4762 by not more than 10%, the Cash Consideration will be decreased or increased, respectively, by the value such difference in stock price represents in respect of Parent ordinary shares to be retained by equityholders of Parent (immediately prior to the Merger). The Company may elect to increase the number of Parent ordinary shares to be retained in lieu of increasing the Cash Consideration or some combination thereof.

Parent, Merger Sub and Assurant make certain customary representations and warranties in the Merger Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to certain qualifications (including qualifications as to knowledge, materiality, time and dollar amount) and are further modified and limited by confidential disclosure schedules to be provided by Parent and Assurant.

Parent and Assurant have undertaken customary covenants in the Merger Agreement including agreements by each of Parent and Assurant (i) to continue conducting its respective businesses in the ordinary course, consistent with past practice and in compliance with applicable law, (ii) not to engage in certain specified kinds of transactions, (iii) to seek all necessary regulatory approvals and filings and (iv) in the case of Assurant, to hold a meeting of its stockholders to vote upon the approval of the Merger. Assurant has also made certain additional customary covenants, including not to (i) solicit inquiries or proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, engage in discussions or negotiations regarding, or provide any non-public information in connection with, alternative business combination transactions.

The obligations of each of the parties to effect the Merger are subject to customary conditions, including (i) the approval and adoption of the Merger by Assurant’s stockholders and (ii) the expiration or termination of applicable waiting periods under antitrust laws and receipt of certain regulatory and governmental approvals. In addition, the obligation of Assurant will be subject to entry by Parent and certain pre-closing Parent equityholders at closing into a (x) Shareholder Rights Agreement granting such equityholders, among other things, the right to designate up to three additional directors to the board of directors of Assurant Ltd. and providing certain lock-up provisions and transfer restrictions in respect of the Parent ordinary shares to be retained by such equityholders, and a (y) Registration Rights Agreement providing for certain registration rights in favor of such equityholders.

The Merger Agreement may be terminated at any time prior to the closing, whether before or after the vote by Assurant stockholders: (i) by mutual written consent of Assurant and Parent; (ii) by either Assurant or Parent if the Merger has not been consummated on or before October 17, 2018 (the “Walk-Away Date”); (iii) by either Assurant or Parent if any governmental authority has issued a material injunction, judgment or ruling that has the effect of enjoining or otherwise prohibiting the consummation of the Merger or related transactions; (iv) if the Assurant stockholder approval is not obtained after the stockholders meeting; or (v) by each party if the other has failed to perform certain representations, warranties, covenants or other agreements contained in the Merger Agreement, in some cases subject to the opportunity to cure.

In addition, if at the applicable measurement date, the Company Pre-Closing Stock Price (as defined in the Merger Agreement) has decreased or increased more than 20% from $95.4762, the Company or the Parent, respectively, will have a right to increase or decrease the Cash

Consideration by the value such difference in stock price greater than 20% represents in respect of Parent ordinary shares to be retained by equityholders of Parent (immediately prior to the Merger). This amount is in addition to the adjustment required where the Company Closing Stock Price is greater or less than $95.4762 by 10% or less. In the case of an increase in the Cash Consideration, the Company may elect to increase the number of Parent ordinary shares to be retained by equityholders of Parent, or some combination thereof, subject to Parent equityholders owning less than 25% of Parent’s ordinary shares immediately following the Merger. If the Company or the Parent, as applicable, do not elect to adjust the consideration, the Merger Agreement may be terminated at the election of the other party.

The Merger Agreement also provides that (i) upon termination under specified circumstances, including a change in the recommendation of Assurant’s board of directors, Assurant would be required to pay to Parent a termination fee of $65 million, and (ii) upon termination if Assurant’s stockholders do not approve the Merger at the Company stockholder meeting, Assurant would be obligated to pay actual and documented out-of-pocket expenses incurred by Parent, its subsidiaries and TWG Re in connection with the transaction, not to exceed $5 million.

The foregoing descriptions of the Merger Agreement, the form of Shareholder Rights Agreement and the form of Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the forms of the Shareholder Rights Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibit 2.1, 4.1 and 4.2, respectively, and the terms of which are incorporated herein by reference.

The above description of the Merger Agreement and the copy of the Merger Agreement attached hereto have been included to provide summary information regarding its terms. The Merger Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to investors, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Bridge Loan and Term Loan Commitment Letters

In connection with entering into the Merger Agreement, Assurant entered into a commitment letter (the “Bridge Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), dated as of October 17, 2017, pursuant to which Morgan Stanley has committed to provide to Assurant, subject to the terms and conditions set forth therein, the full amount of a 364-day $1.0 billion senior unsecured bridge loan facility (the “Bridge Facility,” and the provision of such funds as set forth in the Bridge Commitment Letter, the “Bridge Financing”). In addition, Assurant entered into a commitment letter (the “Term Loan Commitment Letter”) with Morgan Stanley, dated as of October 17, 2017, pursuant to which Morgan Stanley has, subject to the terms and conditions set forth therein, (i) agreed to use commercially reasonable efforts to arrange a syndicate of lenders that will provide to Assurant a 364-day senior unsecured term loan facility (the “Term Facility,” and the provision of such funds as set forth in the Term Loan Commitment Letter, the “Term Financing”) in an aggregate principal amount of up to $350 million and (ii) committed to provide to Assurant $70 million of the Term Facility.

The commitments with respect to the Bridge Financing and the Term Financing are subject to certain customary closing conditions, including (to the extent utilized to finance the Merger or related transactions) the consummation of the Merger in accordance with the terms of the Merger Agreement and, in the case of the Term Financing, the receipt of commitments from other lenders for the remainder of the Term Facility not committed by Morgan Stanley. The Bridge Facility and the Term Facility will contain certain representations and warranties, affirmative covenants, negative covenants, financial covenants, and events of default, in each case applicable to Assurant (or, following the consummation of the Merger, Parent) and, where appropriate, its subsidiaries, that are customarily required for similar financings. In addition, the Bridge Facility and the Term Facility will be subject to certain customary mandatory commitment reduction and prepayment events triggered by receipt of proceeds of certain debt and equity issuances and, in the case of the Bridge Facility, material asset sales, in each case subject to customary exceptions. Assurant will pay customary fees and expenses in connection with obtaining the Bridge Facility and the Term Facility.

The foregoing description of the Bridge Commitment Letter and the Term Loan Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Bridge Commitment Letter and the Term Loan Commitment Letter, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and the terms of which are incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

The following table sets forth certain summary financial data of the Parent as of the dates and for each of the periods indicated. The consolidated income statement data and balance sheet data for the year ended and as of December 31, 2016 have been derived from consolidated financial statements of Parent prepared in accordance with U.S. generally accepted accounting principles made available to Assurant’s management. The consolidated income statement data and balance sheet data for the six months ended and as of June 30, 2017 have been derived from financial records of Parent made available to Assurant’s management. The Parent’s auditors have not (nor have any other auditors) audited, reviewed, compiled or performed procedures with respect to this summary financial data, nor expressed or provided an opinion with respect thereto. This summary financial data does not purport to reflect what such financial results would have been if the transaction had been completed on or for the periods indicated, nor may be indicative of what the results may be following the Merger and related transactions.

The Company is in the process of reviewing the accounting policies of the Parent and has determined that, in certain cases, those accounting policies do not conform to the Company’s accounting policies. In particular, the Parent accounting for a portion of their revenues is presented net of certain costs as compared to the Company accounting, which generally presents such revenues and the related offsetting costs on a gross basis. This difference in recording revenues and costs, and the related effect on assets and liabilities, is not expected to affect net income. Additional differences in accounting policies could be identified. The full set of audited annual financial statements and interim financial information of Parent, along with pro forma financial information, that comply with SEC rules and regulations is expected to be included in the joint proxy statement/prospectus as part of a registration statement on Form S-4, and there could be material differences from this summary financial data. The presentation for the combined company will conform to the Company’s accounting policies. Therefore, the financial statements of the combined company may have material differences from this summary financial data.

($ in millions) Summary Income Statement Data	Six months ended June 30, 2017	Year ended December 31, 2016
Premium earned and contract fees	$521.2	$956.3
Total revenue	$572.7	$1,040.7
Income before income tax	$46.4	$74.2
Net income	$38.3	$51.7

Summary Balance Sheet Data	As of June 30, 2017	As of December 31, 2016
Total assets	$6,221.0	$5,931.8
Total reserves	$4,015.2	$3,803.5
Debt	$591.3	$592.7
Total liabilities	$5,253.3	$5,034.9
Total stockholders’ equity	$967.7	$896.9

Assurant filed as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K the press release issued today in connection with the transaction and materials being used in connection with presentations to and conversations with investors beginning the date hereof.

The information being furnished pursuant to this Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Cautionary Statement

Some of the statements included in this Form 8-K, the press release and the investor presentation, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectations, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update any forward-looking statements in this Form 8-K, the press release or the investor presentation as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company’s results, please refer to the risk factors identified in the Company’s annual and periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Assurant and Parent that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Item 9.01 Financial Statements and Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of October 17, 2017, by and among Assurant, Inc., TWG Holdings Limited, TWG Re, Ltd. and Arbor Merger Sub, Inc.

Exhibit 4.1	Form of Shareholder Rights Agreement

Exhibit 4.2	Form of Registration Rights Agreement

Exhibit 10.1	$1.0 billion Senior Unsecured Bridge Facility Commitment Letter, dated as of October 17, 2017, by and between Assurant, Inc. and Morgan Stanley Senior Funding, Inc.

Exhibit 10.2	$350 million Senior Unsecured Term Loan Facility Commitment Letter, dated as of October 17, 2017, by and between Assurant, Inc. and Morgan Stanley Senior Funding, Inc.

Exhibit 99.1	Press release dated October 17, 2017.

Exhibit 99.2	Investor presentation slides to be used in connection with investor presentations.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger, dated as of October 17, 2017, by and among Assurant, Inc., TWG Holdings Limited, TWG Re, Ltd. and Arbor Merger Sub, Inc.

Exhibit 4.1	Form of Shareholder Rights Agreement

Exhibit 4.2	Form of Registration Rights Agreement

Exhibit 10.1	$1.0 billion Senior Unsecured Bridge Facility Commitment Letter, dated as of October 17, 2017, by and between Assurant, Inc. and Morgan Stanley Senior Funding, Inc.

Exhibit 10.2	$350 million Senior Unsecured Term Loan Facility Commitment Letter, dated as of October 17, 2017, by and between Assurant, Inc. and Morgan Stanley Senior Funding, Inc.

Exhibit 99.1	Press release dated October 17, 2017.

Exhibit 99.2	Investor presentation slides to be used in connection with investor presentations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant, Inc.

Date: October 18, 2017	By:	/s/ Bart R. Schwartz
Bart R. Schwartz
Executive Vice President, Chief Legal Officer and Secretary